                                        Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Forterra, Inc. 2018 Stock Incentive Plan of our report dated March 7, 2018, with respect to the consolidated financial statements of Forterra, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, and our report dated March 7, 2018 (except for the effect of the additional material weakness described in the second and third paragraphs, as to which the date is December 20, 2018), with respect to the effectiveness of internal control over financial reporting of Forterra, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2017.

/s/ Ernst & Young LLP

Dallas, Texas
February 28, 2019